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                         (WESTPOINT STEVENS LETTERHEAD)

                                  NEWS RELEASE


Investor Contact:          Morgan M. Schuessler
                           Executive Vice President/Finance
                           and Chief Financial Officer

                           (706) 645-4230

Media Contact:             Toni Cauble
                           (706) 645-4879


                WESTPOINT STEVENS INC. LAUNCHES CASH TENDER OFFER
                AND CONSENT SOLICITATIONS FOR TWO SERIES OF NOTES


WEST POINT, Georgia (April 29, 1998) - WestPoint Stevens Inc. (Nasdaq/NM:WPSN) today announced that it has launched cash tender offers and consent solicitations for two series of notes.

      The tenders are for:

      1. all $400 million of the 8-3/4% Senior Notes due 2001. The purchase price to be paid for each $1,000 principal amount tendered will be based on a fixed spread of 37.5 basis points over the yield of the 5-5/8% U.S. Treasury Notes due November 30, 1998, minus the consent payment described below. The yield will be calculated at 11:00 a.m. New York City time on the second business day prior to the expiration date.

      2. all $550 million of the 9-3/8% Senior Subordinated Debentures due 2005. The purchase price to be paid for each $1,000 principal amount tendered will be based on a fixed spread of 50 basis points over the yield of the 5-5/8% U.S. Treasury Notes due November 30, 1998, minus the consent payment described below. The yield will be calculated at 11:00 a.m. New York City time on the second business day prior to the expiration date.

      The tender offers are expected to remain open until 12:00 midnight New York City time on May 27, 1998, unless they are extended. Concurrent with the tender offers, WestPoint Stevens is soliciting consents to eliminate or modify substantially all of the covenants in the indenture governing each series of notes. Holders who tender their Notes and Debentures will be required to consent to the proposed amendments.

      The Company will pay consent payments of $25 per $1,000 principal amount to the holders of each of the 8-3/4% Notes and 9-3/8% Debentures who tender their notes and deliver their consents at or prior to 5:00 p.m. New York City time on the relevant consent date.

                                     -MORE-

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WPSN Announces Tender Offers and Consent Solicitations
Page 2
April 29, 1998




      The consent achievement date for each series of notes is the later of May 12, 1998, or the date the Company receives consents from holders representing a majority of such series of notes. Once sufficient consents to amend the indentures have been received, an announcement of that result will be made.

      WestPoint Stevens expects to purchase the tendered notes with the proceeds from one or more series of newly issued debt securities. The Company also is considering the redemption of the outstanding J.P. Stevens & Co., Inc. 9% Sinking Fund Debentures due March 1, 2017, after the issuance of the new debt securities. The proposed new debt will be issued in transactions exempt from the registration requirements of the Securities Act of 1933, as amended.

      The tender offer for each series of notes is contingent, among other things, upon the holders of a majority of each series of notes tendering their notes and consenting to the indenture amendments and upon the Company's ability to issue new debt to raise financing to pay for the tender offers. Each offer is conditioned upon the satisfaction of the conditions of the other offer.

      Information regarding the pricing, tender and delivery procedures and conditions of the tender offers and consent solicitations are contained in the Offer to Purchase and Consent Solicitation dated April 29, 1998, and related documents. Documents can be obtained by contacting Beacon Hill Partners, Inc. at
(212) 843-8500 or (800) 755-5001.

      The tender offers and consent solicitations are being managed by Merrill Lynch & Co. Any questions may be directed to the Liability Management Group of Merrill Lynch at (888) ML4-TNDR or (212) 449-4914.

      WestPoint Stevens Inc. is a home fashions consumer products company, with a comprehensive line of branded and licensed products for the bedroom and bathroom. The Company is vertically integrated, and is the nation's leading manufacturer and marketer of bed linens, towels, comforters, and other accessories that are sold in retail outlets throughout the world. WestPoint Stevens' home fashions consumer products are marketed under the well-known brand names of ATELIER MARTEX, MARTEX, UTICA, STEVENS, LADY PEPPERELL, and VELLUX, and under licensed brands, including RALPH LAUREN HOME COLLECTION, SANDERSON, HALSTON, STAR WARS and ESPRIT. WestPoint Stevens can be found on the World Wide Web at www.westpointstevens.com

      This press release contains statements which are forward-looking statements within the meaning of applicable federal securities laws and are based upon the Company's current expectations and assumptions which are subject to a number of risks and uncertainties which could cause actual results to materially differ from those anticipated. Primary factors that could cause actual results to differ are discussed in the Company's form 10-K for the year ended December 31, 1997.

      This news release is neither an offer to purchase nor a solicitation of an offer to sell securities. The offer and consent solicitations are made only by the Offer to Purchase and Consent Solicitation dated April 29, 1998.

                                      -END-

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